

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Matthew Moore
Chief Executive Officer
Innerscope Hearing Technologies, Inc.
2151 Professional Drive, Second Floor
Roseville, California 9566

> **Re: Innerscope Hearing Technologies, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 26, 2023**
> **File No. 024-12138**

Dear Matthew Moore:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

Offering Statement on Form 1-A filed January 26, 2023

General

1. You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A, including the criteria specified in Rule 251(b)(7) under the Securities Act. In this regard, we note that you filed Forms 8-K during 2022, filed a Form 10-K for the fiscal year ended December 31, 2020 and a Form 10-Q for the fiscal period ended March 31, 2020 in late2022/early 2023, and have not filed any other periodic reports since your Form 10-Q for the period ended September 30, 2019. Please provide us with an analysis of your current reporting status and the nature of your filing obligations, so that we may further consider your eligibility under Rule 251(b)(7).

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its

Matthew Moore
Innerscope Hearing Technologies, Inc.
February 15, 2023
Page 2

compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services